Exhibit 99.1

Magna International Inc.

Second Quarter Report

2019

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position [“MD&A”] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2019 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2018 included in our 2018 Annual Report to Shareholders. The most recent updates to our accounting policies, including the impact of the adoption of Accounting Standards Codification 842 — Leases, can be found in Note 2 of our unaudited interim consolidated financial statements for the three months and six months ended June 30, 2019.

This MD&A may contain statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at August 7, 2019.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America [“U.S. GAAP”], this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the “Non-GAAP Measures”]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison of our performance with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable GAAP financial measure, and a reconciliation to the most directly comparable GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

HIGHLIGHTS

•                  Total sales decreased 1% to $10.1 billion in the second quarter of 2019, compared to $10.3 billion in the second quarter of 2018. Excluding the impact of foreign currency translation and divestitures, net of acquisitions, sales increased 5%. This compares favourably to global vehicle production, which declined 6%. The sales increase was primarily as a result of the launch of new programs, in particular in our Complete Vehicle segment.

•                  Diluted earnings per share and adjusted diluted earnings per share were $1.42 and $1.59, respectively. Adjusted diluted earnings per share declined 5% from the second quarter of 2018, largely reflecting increased engineering and other costs in our active driver assistance systems [“ADAS”] business, the disposition of our FP&C business, lower equity income, lower earnings from the weakening of a number of currencies against the U.S. dollar and reduced earnings from lower sales.  These were partially offset by margins earned on the launch of new business, lower launch costs and the impact of a lower share count.

•                  Included in Other expense (income), net in the second quarter was a net loss on revaluation of investments, substantially relating to our investment in Lyft, Inc. [“Lyft”], restructuring costs, and the finalization of the gain on the sale of our Fluid Pressure & Controls [“FP&C”] business.

•                  Cash from operating activities was $920 million in the second quarter of 2019, an increase of $453 million over the second quarter of 2018.

•                  We returned $519 million to shareholders in the second quarter of 2019 through $409 million in share repurchases and $110 million in dividends.

OVERVIEW

OUR BUSINESS(1)

We are a mobility technology company. We have more than 168,000 entrepreneurial-minded employees and 347 manufacturing operations and 92 product development, engineering and sales centres in 28 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method

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INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer [“OEM”], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next.  As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels. Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets. Other factors impacting vehicle sales levels, and thus production volumes in North America, Europe and China, include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; and other factors. Production volumes in different regions may also be impacted by a range of factors which vary from one region to the next, including: general economic and political conditions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; and regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We have developed a business strategy intended to help us succeed in the short, medium and long-term; however, there are a number of factors which could affect our ability to do so. Significant industry trends, our business strategy and the major risks we face are discussed in our Annual Information Form [“AIF”] and Annual Report on Form 40-F [“Form 40-F”] in respect of the year ended December 31, 2018, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the second quarter ended June 30, 2019.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months				For the six months
	ended June 30,				ended June 30,
	2019	2018	Change		2019	2018	Change

1 Canadian dollar equals U.S. dollars	0.748	0.775	-	4%	0.750	0.782	-	4%
1 euro equals U.S. dollars	1.124	1.193	-	6%	1.130	1.211	-	7%
1 Chinese renminbi equals U.S. dollars	0.147	0.157	-	6%	0.147	0.157	-	6%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended June 30, 2019 and six months ended June 30, 2019 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months				For the six months
	ended June 30,				ended June 30,
	2019	2018	Change		2019	2018	Change

North America	4,277	4,369	-	2%	8,527	8,783	-	3%
Europe	5,781	6,075	-	5%	11,543	11,988	-	4%
China	5,386	6,641	-	19%	11,505	13,309	-	14%

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RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2019

SALES

Sales decreased 1% or $154 million to $10.13 billion for the second quarter of 2019 compared to $10.28 billion for the second quarter of 2018.  The weakening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar, Chinese renminbi and Turkish lira decreased sales by $377 million. In addition, divestitures, net of acquisitions, subsequent to the second quarter of 2018 decreased sales by $286 million.

Excluding the impact of foreign currency translation and divestitures, net of acquisitions, sales increased $509 million due to the launch of new programs during or subsequent to the second quarter of 2018, in particular in our Complete Vehicle assembly business.

This was partially offset by:

•                 lower global light vehicle production;

•                  the impact of lower assembly volumes on the BMW 5-Series;

•                  the end of production of certain programs, including the Chevrolet Cruze; and

•                  net customer price concessions subsequent to the second quarter of 2019.

The changes in sales are discussed further in the “Segment Analysis” section of this MD&A.

COST OF GOODS SOLD

	For the three months
	ended June 30,
	2019	2018	Change

Material	$6,360	$6,331	$29
Direct labour	730	766	(36)
Overhead	1,620	1,698	(78)
Cost of goods sold	$8,710	$8,795	$(85)

Cost of goods sold decreased $85 million to $8.71 billion for the second quarter of 2019 compared to $8.80 billion for the second quarter of 2018.  The weakening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar, Chinese renminbi and Turkish lira decreased cost of goods sold by $333 million. In addition, divestitures, net of acquisitions, subsequent to the second quarter of 2018 decreased cost of goods sold by $234 million.

Excluding the impact of foreign currency translation and divestitures, net of acquisitions, cost of goods sold increased by $482 million primarily as a result of:

•                  higher material costs, primarily due to higher sales in our Complete Vehicles segment, which has a higher average material content compared to sales than our consolidated average; and

•                  higher engineering and other costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies.

These factors were partially offset by:

•                  lower direct labour and overhead costs associated with the decrease in sales in all of our reporting segments except our Complete Vehicles segment; and

•                  lower launch costs and productivity and efficiency improvements at certain Body Exteriors & Structures facilities.

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DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased $14 million to $334 million for the second quarter of 2019 compared to $320 million for the second quarter of 2018. The higher depreciation and amortization was primarily a result of:

•                  increased capital deployed at existing facilities and to support the launch of new programs during or subsequent to the second quarter of 2018; and

•                  higher amortization in our ADAS business as a result of amortizing 100% of capital spending associated with two programs that will be utilizing new technologies.

These factors were partially offset by a $12 million net decrease in reported U.S. dollar depreciation and amortization mainly due to the weakening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar and divestitures, net of acquisitions, subsequent to the second quarter of 2018 which decreased depreciation and amortization by $11 million.

SELLING, GENERAL AND ADMINISTRATIVE [“SG&A”]

SG&A expense as a percentage of sales was 4.5% for the second quarter of 2019 compared to 4.2% for the second quarter of 2018. SG&A expense increased $19 million to $453 million for the second quarter of 2019 compared to $434 million for the second quarter of 2018, primarily as a result of:

•                  higher labour and benefit costs;

•                  lower net gains on the sale of assets in the second quarter of 2019 compared to the second quarter of 2018; and

•                  spending associated with corporate research & development.

These factors were partially offset by:

•                  divestitures, net of acquisitions, subsequent to the second quarter of 2018 which decreased SG&A by $20 million; and

•                  a $14 million net decrease in the reported U.S. dollar SG&A expense primarily due to the weakening of the euro and Chinese renminbi, each against the U.S. dollar.

INTEREST EXPENSE, NET

During the second quarter of 2019, we recorded net interest expense of $14 million compared to $23 million for the second quarter of 2018. The $9 million decrease is primarily as a result of interest income earned on favourable tax settlements during the second quarter of 2019, lower interest expense due to the decrease in borrowings and higher interest income.

EQUITY INCOME

Equity income decreased $24 million to $48 million for the second quarter of 2019 compared to $72 million for the second quarter of 2018, primarily due to lower sales, primarily in our Power & Vision segment.  These factors were partially offset by a write-down of inventory and receivables relating to one customer during the second quarter of 2018 at a certain Power & Vision facility and lower warranty costs.

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OTHER EXPENSE (INCOME), NET

	For the three months
	ended June 30,
	2019	2018

Gain on sale of FP&C (1)	$(6)	$—
Net unrealized loss (gain) on investment revaluations (2)	67	(56)
Restructuring (3)	7	17
	$68	$(39)

(1)         Gain on sale of FP&C

During the second quarter of 2019, we adjusted the gain on the sale of FP&C by $6 million [$7 million after tax] as a result of finalizing the proceeds relating to working capital.

(2)         Net unrealized loss (gain) on investment revaluations

The Net unrealized loss (gain) on investment revaluations in both the second quarter of 2019 and 2018 were substantially related to the revaluation of our investment in Lyft.  The after-tax unrealized loss for the second quarter of 2019 was $57 million while the after-tax unrealized gain for the second quarter of 2018 was $53 million.

(3)         Restructuring

The restructuring charges recorded during the second quarter of 2019 related to certain European Body Exteriors & Structures operations while the restructuring charges recorded during the second quarter of 2018 were related to certain European operations in Power & Vision and Body Exteriors & Structures.  There were no income taxes recorded on the restructuring charges.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes decreased $224 million to $595 million for the second quarter of 2019 compared to $819 million for the second quarter of 2018. This decrease is a result of the following changes, each as discussed above:

	For the three months
	ended June 30,
	2019	2018	Change

Sales	$10,126	$10,280	$(154)
Costs and expenses
Cost of goods sold	8,710	8,795	(85)
Depreciation and amortization	334	320	14
Selling, general & administrative	453	434	19
Interest expense, net	14	23	(9)
Equity income	(48)	(72)	24
Other expense (income), net	68	(39)	107
Income from operations before income taxes	$595	$819	$(224)

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INCOME TAXES

	For the three months ended June 30,
	2019		2018

Income Taxes as reported	$145	24.4%	$183	22.3%
Tax effect on Other expense (income), net	11	(0.9)	(3)	0.8
	$156	23.5%	$180	23.1%

Excluding Other expense (income), net, after tax, the effective income tax rate increased to 23.5% for the second quarter of 2019 compared to 23.1% for the second quarter of 2018, primarily as a result of:

•                  an increase in our reserves for uncertain tax positions;

•                  a change in mix of earnings resulting in proportionally lower income earned in jurisdictions with lower income tax rates;

•                  a higher accrued tax on undistributed foreign earnings; and

•                  a decrease in equity income.

These factors were partially offset by a decrease in non-deductible foreign exchange losses related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency.

LOSS (INCOME) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Loss attributable to non-controlling interests was $2 million for the second quarter of 2019 compared to income attributable to non-controlling interests of $10 million for the second quarter of 2018.  The change was primarily due to decreased profits at certain Power & Vision and Body Exteriors & Structures operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. decreased $174 million to $452 million for the second quarter of 2019 compared to $626 million for the second quarter of 2018, as a result of: a decrease in income from operations before income taxes of $224 million; partially offset by a decrease in income taxes of $38 million; and a loss attributable to non-controlling interests of $2 million in the second quarter of 2019 compared to income attributable to non-controlling interests of $10 million in the second quarter of 2018.

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EARNINGS PER SHARE

	For the three months
	ended June 30,
	2019	2018	Change

Earnings per Common Share
Basic	$1.42	$1.78	-	20%
Diluted	$1.42	$1.77	-	20%
Weighted average number of Common Shares outstanding (millions)
Basic	318.4	351.4	-	9%
Diluted	319.5	354.1	-	10%
Adjusted diluted earnings per share	$1.59	$1.67	-	5%

Diluted earnings per share decreased $0.35 to $1.42 for the second quarter of 2019 compared to $1.77 for the second quarter of 2018 as a result of the decrease in net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2019.  The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the second quarter of 2018, pursuant to our normal course issuer bids.

Other expense (income), net, after tax, negatively impacted diluted earnings per share by $0.17 in the second quarter of 2019 and positively impacted diluted earnings per share by $0.10 in the second quarter of 2018, as discussed in the “Other expense (income), net” and “Income Taxes” sections.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, decreased $0.08 to $1.59 for the second quarter of 2019 compared to $1.67 for the second quarter of 2018.

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NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED JUNE 30, 2019

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the second quarter of 2019 compared to the second quarter of 2018:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

Second quarter of 2018	$10,280	$803		7.8%
Increase (Decrease) related to:
Body Exteriors & Structures	(308)	(47)	-	0.2%
Power & Vision	(389)	(98)	-	0.7%
Seating Systems	28	(34)	-	0.3%
Complete Vehicles	522	42		—
Corporate and Other	(7)	11	+	0.1%
Second quarter of 2019	$10,126	$677		6.7%

Adjusted EBIT as a percentage of sales decreased 1.1% to 6.7% for the second quarter of 2019 compared to 7.8% for the second quarter of 2018 primarily due to:

•                  higher engineering and other costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  an increase in depreciation and amortization primarily related to the launch of new programs;

•                  lower equity income;

•                  launch costs and operational inefficiencies at a new Seating facility;

•                  lower scrap steel recoveries and higher net commodity costs;

•                  higher spending associated with electrification, autonomy and research & development;

•                  higher SG&A, including lower net gains on the sale of assets in the second quarter of 2019 compared to the second quarter of 2018;

•                  an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average; and

•                  acquisitions subsequent to the second quarter of 2018.

These factors were partially offset by:

•                  lower launch costs;

•                  productivity and efficiency improvements at certain Body Exteriors & Structures facilities;

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production; and

•                  the divestiture of FP&C during the first quarter of 2019.

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RETURN ON INVESTED CAPITAL

Return on Invested Capital decreased 5.5% to 10.5% for the second quarter of 2019 compared to 16.0% for the second quarter of 2018. The change in other expense (income), net, after tax negatively impacted Return on Invested Capital by 2.2%.  Adjusted Return on Invested Capital decreased 3.3% to 11.8% for the second quarter of 2019 compared to 15.1% for the second quarter of 2018 as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital.

Average Invested Capital increased $1.27 billion to $17.59 billion for the second quarter of 2019 compared to $16.32 billion for the second quarter of 2018, primarily due to:

•                  the recognition of operating lease right-of-use assets during the first quarter of 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases;

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2019; and

•                  an increase in investments, including our investment in Lyft during the second quarter of 2018.

These factors were partially offset by:

•                  the sale of our FP&C business during the first quarter of 2019, including the associated assets and liabilities formerly classified as held for sale; and

•                  the net weakening of foreign currencies against the U.S. dollar.

RETURN ON EQUITY

Return on Equity decreased 5.8% to 15.1% for the second quarter of 2019 compared to 20.9% for the second quarter of 2018 due to lower net income attributable to Magna. Other expense (income), net, after tax negatively impacted Return on Equity by 3.1%.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to the chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Financial Measures Reconciliation” section included in this MD&A.

	For the three months ended June 30,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change

Body Exteriors & Structures	$4,243	$4,551	$(308)	$341	$388	$(47)
Power & Vision	2,808	3,197	(389)	201	299	(98)
Seating Systems	1,452	1,424	28	83	117	(34)
Complete Vehicles	1,802	1,280	522	43	1	42
Corporate and Other	(179)	(172)	(7)	9	(2)	11
Total reportable segments	$10,126	$10,280	$(154)	$677	$803	$(126)

BODY EXTERIORS & STRUCTURES

	For the three months
	ended June 30,
	2019	2018	Change

Sales	$4,243	$4,551	$(308)	-	7%
Adjusted EBIT	$341	$388	$(47)	-	12%
Adjusted EBIT as a percentage of sales	8.0%	8.5%		-	0.5%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 7% or $308 million to $4.24 billion for the second quarter of 2019 compared to $4.55 billion for the second quarter of 2018, primarily as a result of:

•                  lower global light vehicle production;

•                  a $120 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar;

•                  the end of production of certain programs, including the Chevrolet Cruze; and

•                  net customer price concessions subsequent to the second quarter of 2018.

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These factors were partially offset by:

•                  the launch of new programs during or subsequent to the second quarter of 2019, including the:

•                  Chevrolet Blazer;

•                  Ford Ranger;

•                  GMC Sierra and Chevrolet Silverado;

•                  BMW X3; and

•                  Jeep Gladiator.

Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $47 million to $341 million for the second quarter of 2019 compared to $388 million for the second quarter of 2018, primarily as a result of:

•                  reduced earnings due to lower sales;

•                  lower net gains on the sale of assets in the second quarter of 2019 compared to the second quarter of 2018;

•                  an increase in depreciation and amortization primarily related to the launch of new programs;

•                  inefficiencies at plants that are closing;

•                  foreign exchange losses in the second quarter of 2019 compared to foreign exchange gains in the second quarter of 2018;

•                  a $7 million decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of certain foreign currencies against the U.S. dollar including the euro, Canadian dollar and Chinese renminbi;

•                  higher warranty costs of $6 million;

•                  lower scrap steel recoveries and higher net commodity costs; and

•                  net customer price concessions subsequent to the second quarter of 2018.

These factors were partially offset by:

•                  productivity and efficiency improvements, including at certain previously underperforming facilities;

•                  lower launch costs;

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production; and

•                  favourable customer pricing resolutions and commercial settlements in the second quarter of 2019.

Adjusted EBIT as a percentage of sales — Body Exteriors & Structures

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures decreased 0.5% to 8.0% for the second quarter of 2019 compared to 8.5% for the second quarter of 2018, primarily as a result of:

•                  reduced earnings due to lower sales;

•                  lower net gains on the sale of assets in the second quarter of 2019 compared to the second quarter of 2018;

•                  an increase in depreciation and amortization primarily related to the launch of new programs;

•                  foreign exchange losses in the second quarter of 2019 compared to foreign exchange gains in the second quarter of 2018;

•                  inefficiencies at plants that are closing;

•                  higher warranty costs; and

•                  lower scrap steel recoveries and higher net commodity costs.

These factors were partially offset by:

•                  productivity and efficiency improvements, including at certain previously underperforming facilities;

•                  lower launch costs;

•                  favourable customer pricing resolutions and commercial settlements in the second quarter of 2019; and

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production.

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POWER & VISION

	For the three months
	ended June 30,
	2019	2018	Change

Sales	$2,808	$3,197	$(389)	-	12%
Adjusted EBIT	$201	$299	$(98)	-	33%
Adjusted EBIT as a percentage of sales	7.2%	9.4%		-	2.2%

Sales — Power & Vision

Sales for Power & Vision decreased 12% or $389 million to $2.81 billion for the second quarter of 2019 compared to $3.20 billion for the second quarter of 2018, primarily as a result of:

•                  divestitures, net of acquisitions, subsequent to the second quarter of 2018 which decreased sales by $318 million;

•                  lower global light vehicle production;

•                  a $107 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the second quarter of 2018.

These factors were partially offset by the launch of new programs during or subsequent to the second quarter of 2019, including the;

•                  BMW X5;

•                  Chevrolet Blazer;

•                  BMW X3; and

•                  BMW X7.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision decreased $98 million to $201 million for the second quarter of 2019 compared to $299 million for the second quarter of 2018, primarily as a result of:

•                  higher engineering and other costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  the divestiture of FP&C during the first quarter of 2019;

•                  higher depreciation and amortization;

•                  lower equity income, excluding the impact of foreign exchange, of $13 million;

•                  higher spending associated with electrification, autonomy and research & development;

•                  a $7 million decrease in reported U.S. dollar Adjusted EBIT, primarily due to the weakening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar;

•                  acquisitions subsequent to the second quarter of 2018; and

•                  net customer price concessions.

12     Magna International Inc. Second Quarter Report 2019

These factors were partially offset by a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production.

Equity income, excluding the impact of foreign exchange, was $13 million lower, primarily due to lower sales. These factors were partially offset by a write-down of inventory and receivables relating to one customer during the second quarter of 2018 at a certain facility and lower warranty costs.

Adjusted EBIT as a percentage of sales — Power & Vision

Adjusted EBIT as a percentage of sales for Power & Vision decreased 2.2% to 7.2% for the second quarter of 2019 compared to 9.4% for the second quarter of 2018, primarily as a result of:

•                  higher engineering and other costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  higher depreciation and amortization;

•                  lower equity income;

•                  acquisitions subsequent to the second quarter of 2018; and

•                  higher spending associated with electrification, autonomy and research & development.

These factors were partially offset by the divestiture of FP&C during the first quarter of 2019.

SEATING SYSTEMS

	For the three months
	ended June 30,
	2019	2018	Change

Sales	$1,452	$1,424	$28	+	2%
Adjusted EBIT	$83	$117	$(34)	-	29%
Adjusted EBIT as a percentage of sales	5.7%	8.2%		-	2.5%

Sales — Seating Systems

Sales for Seating Systems increased 2% or $28 million to $1.45 billion for the second quarter of 2019 compared to $1.42 billion for the second quarter of 2018, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2019, including the;

•                  BMW X5;

•                  BMW X7;

•                  Geely Bin Yue; and

•                  Skoda Kodiaq; and

•                  acquisitions subsequent to the second quarter of 2018 which increased sales by $30 million.

These factors were partially offset by:

•                  lower global light vehicle production;

•                  the end of production of certain programs, including the Chevrolet Cruze;

•                  a $49 million decrease in reported U.S. dollar sales, primarily as a result of the weakening of the euro, Turkish lira and Canadian dollar, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the second quarter of 2018.

Magna International Inc. Second Quarter Report 2019    13

Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems decreased $34 million to $83 million for the second quarter of 2019 compared to $117 million for the second quarter of 2018, primarily as a result of:

•                  lower equity income, excluding the impact of foreign exchange, of $7 million;

•                  higher commodity costs;

•                  foreign exchange losses in the second quarter of 2019 compared to foreign exchange gains in the second quarter of 2018;

•                  higher labour and benefit costs;

•                  launch costs and operational inefficiencies at a new facility;

•                  reduced earnings due to lower sales;

•                  a $3 million decrease in reported U.S. dollar Adjusted EBIT, primarily due to the weakening of the Canadian dollar and Turkish lira, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the second quarter of 2018.

These factors were partially offset by an acquisition subsequent to the second quarter of 2018 and a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production.

Adjusted EBIT as a percentage of sales — Seating Systems

Adjusted EBIT as a percentage of sales for Seating Systems decreased 2.5% to 5.7% for the second quarter of 2019 compared to 8.2% for the second quarter of 2018, primarily as a result of:

•                  launch costs and operational inefficiencies at a new facility;

•                  lower equity income;

•                  higher commodity costs;

•                  foreign exchange losses in the second quarter of 2019 compared to foreign exchange gains in the second quarter of 2018; and

•                  higher labour and benefit costs.

COMPLETE VEHICLES

	For the three months
	ended June 30,
	2019	2018	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	43.0	33.5	9.5	+	28%
Sales	$1,802	$1,280	$522	+	41%
Adjusted EBIT	$43	$1	$42		N/A
Adjusted EBIT as a percentage of sales	2.4%	0.1%		+	2.3%

(i)        Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

14     Magna International Inc. Second Quarter Report 2019

Sales — Complete Vehicles

Sales increased 41% or $522 million to $1.80 billion for the second quarter of 2019 compared to $1.28 billion for the second quarter of 2018 and assembly volumes increased 28% or 9.5 thousand units.

The increase in Complete Vehicle sales is primarily due to:

•                  the launch of:

•                  the new Mercedes-Benz G-Class program during the second quarter of 2018;

•                  the BMW Z4 program during the fourth quarter of 2018; and

•                  the Toyota Supra program during the first quarter of 2019; and

•                  the impact of higher assembly volumes due to the extended launch of the Jaguar I-Pace program which started production during the first quarter of 2018.

These factors were partially offset by:

•                  the impact of lower assembly volumes on the BMW 5-Series; and

•                  a $111 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $42 million to $43 million for the second quarter of 2019 compared to $1 million for the second quarter of 2018, primarily as a result of:

•                  earnings on higher sales;

•                  lower launch and other costs; and

•                  favourable supplier related commercial settlements during the second quarter of 2019.

These factors were partially offset by higher depreciation and amortization relating to programs that launched subsequent to the second quarter of 2018 and a $3 million decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro against the U.S. dollar.

Adjusted EBIT as a percentage of sales — Complete Vehicles

Adjusted EBIT as a percentage of sales for Complete Vehicles increased 2.3% to 2.4% for the second quarter of 2019 compared to 0.1% for the second quarter of 2018, primarily as a result of:

•                  earnings on higher sales;

•                 lower launch and other costs; and

•                  favourable supplier related commercial settlements during the second quarter of 2019.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other was income of $9 million for the second quarter of 2019 compared to a loss of $2 million in the second quarter of 2018.  The $11 million increase was substantially related to a $15 million favourable impact of foreign exchange losses in the second quarter of 2018 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency partially offset by spending associated with corporate research & development.

Magna International Inc. Second Quarter Report 2019    15

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

	For the three months
	ended June 30,
	2019	2018	Change

Net income	$450	$636
Items not involving current cash flows	470	303
	920	939	$(19)
Changes in operating assets and liabilities	—	(472)	472
Cash provided from operating activities	$920	$467	$453

Cash provided from operating activities

Cash provided from operating activities increased $453 million for the second quarter of 2019 compared to the second quarter of 2018, primarily as a result of:

•                  a $218 million decrease in cash paid for material and overhead;

•                  a $111 million decrease in cash paid for taxes.

•                  a $94 million decrease in cash paid for labour;

•                  higher dividends received from equity method investments of $21 million; and

•                  lower net interest expense of $7 million as discussed in the Interest Expense, net section above.

Changes in operating assets and liabilities

Cash used in operating assets and liabilities was unchanged for the second quarter of 2019.  Net uses of cash were:

•                  a $296 million decrease in accounts payable, primarily due to decreased sales compared to the first quarter of 2019 and timing of payments; and

•                  a $114 million decrease in accrued salaries and wages mainly related to employee profit sharing payments.

These factors were offset by:

•                  a $329 million decrease in accounts receivable primarily due to decreased sales compared to the first quarter of 2019;

•                  a $28 million decrease in prepaid expense;

•                  a $28 million increase in income taxes payable;

•                  a $14 million increase in other accrued liabilities mainly related to higher tooling and engineering deferred revenue; and

•                  a $11 million decrease in inventories.

16     Magna International Inc. Second Quarter Report 2019

CAPITAL AND INVESTING SPENDING

	For the three months
	ended June 30,
	2019	2018	Change

Fixed asset additions	$(328)	$(379)
Investments, other assets and intangible assets	(107)	(103)
Fixed assets, investments, other assets and intangible assets additions	(435)	(482)
Investment in Lyft	—	(200)
Acquisitions	(152)	4
Proceeds from disposition	26	48
Cash used for investing activities	$(561)	$(630)	$69

Fixed assets, investments, other assets and intangible assets additions

In the second quarter of 2019, we invested $328 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2019 was for manufacturing equipment and buildings for programs that launched during the second quarter of 2019, or that will be launching subsequent to the second quarter of 2019. In addition, we invested $87 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during the second quarter of 2019 or will be launching subsequent to the second quarter of 2019, and we invested a further $20 million in investments, primarily related to equity method investments.

Investment in Lyft

In the second quarter of 2018, we invested $200 million in Lyft as part of a multi-year collaboration to jointly fund, develop and manufacture self-driving systems with Lyft.

Acquisitions

Acquisitions in the second quarter of 2019 was primarily related to our acquisition of 100% of the equity interest in VIZA GECA, S.L. [“VIZA”], a Spain-based supplier of seat structures and related systems for consideration of $105 million.

Proceeds from disposition

In the second quarter of 2019, the $26 million of proceeds related to normal course fixed and other asset disposals.

Magna International Inc. Second Quarter Report 2019    17

FINANCING

	For the three months
	ended June 30,
	2019	2018	Change

Issues of debt	$10	$15
(Decrease) increase in short-term borrowings	(154)	893
Repayments of debt	(43)	(22)
Contributions to subsidiaries by non-controlling interests	—	4
Issue of Common Shares on exercise of stock options	6	41
Shares repurchased for tax withholdings on vesting of equity awards	(2)	(2)
Repurchase of Common Shares	(409)	(729)
Dividends paid to non-controlling interests	(13)	(30)
Dividends paid	(110)	(115)
Cash (used for) provided by financing activities	$(715)	$55	$(770)

The decrease in short-term borrowings relates primarily to a $210 million decrease in U.S. commercial paper [the “U.S. Program”] partially offset by a $45 million increase in euro-commercial paper [the “Euro Program”] during the second quarter of 2019.

Repurchases of Common Shares during the second quarter of 2019 are related to 8.6 million Common Shares repurchased for aggregate cash consideration of $409 million.

Cash dividends paid per Common Share were $0.365 for the second quarter of 2019, for a total of $110 million compared to cash dividends paid per Common Share of $0.330 for the second quarter of 2018, for a total of $115 million.

FINANCING RESOURCES

	As at	As at
	June 30,	December 31,
	2019	2018	Change

Liabilities
Short-term borrowings	$199	$1,098
Long-term debt due within one year	112	201
Current portion of operating lease liabilities	214	—
Long-term debt	3,071	3,084
Operating lease liabilities	1,544	—
	5,140	4,383	$757
Non-controlling interests	441	458	(17)
Shareholders’ equity	11,511	10,701	810
Total capitalization	$17,092	$15,542	$1,550

Total capitalization increased by $1.55 billion to $17.09 billion as at June 30, 2019 compared to $15.54 billion at December 31, 2018, primarily as a result of a $810 million increase in shareholders’ equity and a $757 million increase in liabilities partially offset by a $17 million decrease in non-controlling interest.

The increase in shareholder’s equity was primarily as a result of:

•                  a $1.55 billion of net income earned in the first six months of 2019;

•                  a $86 million net unrealized gain on cash flow hedges; and

•                  a $45 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not U.S. dollars.

These factors were partially offset by:

•                  $693 million repurchase and cancellation of 14.2 million Common Shares during the first six months of 2019; and

•                  $229 million of dividends paid during the first six months of 2019.

18     Magna International Inc. Second Quarter Report 2019

The increase in liabilities relates primarily to the recognition of $214 million of current operating lease liabilities and $1.54 billion of operating lease liabilities during the first six months of 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases, partially offset by a $803 million decrease in the U.S. Program and a $115 million decrease in the Euro Program during the first six months of 2019.

The decrease in non-controlling interest was primarily as a result of dividends paid during the first six months of 2019 partially offset by a loss attributable to non-controlling interests in the first six months of 2019.

CASH RESOURCES

During the second quarter of 2019, our cash resources including restricted cash equivalents decreased by $360 million to $681 million, primarily as a result of the cash used for investing and financing activities partially offset by the cash provided from operating activities, as discussed above. In addition to our cash resources at June 30, 2019, we had term and operating lines of credit totalling $3.3 billion, of which $2.9 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2024. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

On May 24, 2019, the Company amended its $300 million, 364 day syndicated revolving credit facility, including an extension of the maturity date to June 22, 2020. The facility can be drawn in U.S. dollars or Canadian dollars.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 7, 2019 were exercised:

Common Shares	312,101,419
Stock options (i)	9,195,609
321,297,028

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2019 that are outside the ordinary course of our business. Refer to our MD&A included in our 2018 Annual Report.

Magna International Inc. Second Quarter Report 2019    19

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2019

	For the six months ended June 30,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change

Body Exteriors & Structures	$8,551	$9,170	$(619)	$704	$731	$(27)
Power & Vision	5,891	6,387	(496)	417	658	(241)
Seating Systems	2,885	2,894	(9)	177	247	(70)
Complete Vehicles	3,730	2,940	790	71	20	51
Corporate and Other	(340)	(319)	(21)	28	22	6
Total reportable segments	$20,717	$21,072	$(355)	$1,397	$1,678	$(281)

BODY EXTERIORS & STRUCTURES

	For the six months
	ended June 30,
	2019	2018	Change

Sales	$8,551	$9,170	$(619)	-	7%
Adjusted EBIT	$704	$731	$(27)	-	4%
Adjusted EBIT as a percentage of sales	8.2%	8.0%		+	0.2%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 7% or $619 million to $8.55 billion for the six months ended June 30, 2019 compared to $9.17 billion for the six months ended June 30, 2018, primarily as a result of:

•                  lower global light vehicle production;

•                  a $297 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Canadian dollar, Chinese renminbi and Russian ruble, each against the U.S. dollar;

•                  the end of production of certain programs, including the Chevrolet Cruze; and

•                  net customer price concessions subsequent to the six months ended June 30, 2018.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2018 including the:

•                  GMC Sierra and Chevrolet Silverado;

•                  Ford Ranger;

•                  BMW X3;

•                  Chevrolet Blazer; and

•                  Mercedes-Benz G-Class.

20     Magna International Inc. Second Quarter Report 2019

Adjusted EBIT — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $27 million to $704 million for the six months ended June 30, 2019 compared to $731 million for the six months ended June 30, 2018 primarily as a result of:

•                  reduced earnings due to lower sales;

•                  a $22 million decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of certain foreign currencies against the U.S. dollar including the euro, Canadian dollar, Russian ruble and Chinese renminbi;

•                  an increase in depreciation and amortization primarily related to the launch of new programs;

•                  inefficiencies at plants that are closing;

•                  lower net gains on the sale of assets in the six months ended June 30, 2019 compared to the six months ended June 30, 2018;

•                  lower scrap steel recoveries partially offset by lower net commodity costs;

•                  higher labour and benefit costs; and

•                  net customer price concessions subsequent to the first six months of 2018.

These factors were partially offset by:

•                  lower launch costs;

•                  favourable customer pricing resolutions and commercial settlements in the first six months of 2019;

•                  productivity and efficiency improvements, including at certain previously underperforming facilities;

•                  lower employee profit sharing; and

•                  a fire at a Tier 1 supplier in North America during the second quarter of 2018 which disrupted vehicle production.

Adjusted EBIT as a percentage of sales — Body Exteriors & Structures

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures increased 0.2% to 8.2% for the six months ended June 30, 2019 compared to 8.0% for the six months ended June 30, 2018 primarily as a result of:

•                  lower launch costs;

•                  productivity and efficiency improvements, including at certain previously underperforming facilities; and

•                  favourable customer pricing resolutions and commercial settlements in the first six months of 2019.

These factors were partially offset by:

•                  reduced earnings due to lower sales;

•                  an increase in depreciation and amortization primarily related to the launch of new programs; and

•                  inefficiencies at plants that are closing.

Magna International Inc. Second Quarter Report 2019    21

POWER & VISION

	For the six months
	ended June 30,
	2019	2018	Change

Sales	$5,891	$6,387	$(496)	-	8%
Adjusted EBIT	$417	$658	$(241)	-	37%
Adjusted EBIT as a percentage of sales	7.1%	10.3%		-	3.2%

Sales — Power & Vision

Sales for Power & Vision decreased 8% or $496 million to $5.89 billion for the six months ended June 30, 2019 compared to $6.39 billion for the six months ended June 30, 2018, primarily as a result of:

•                  lower global light vehicle production;

•                  a $267 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar;

•                  divestitures, net of acquisitions, subsequent to the six months ended June 30, 2018 which decreased sales by $246 million; and

•                  net customer price concessions subsequent to six months ended June 30, 2018.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2018, including the;

•                  BMW X5;

•                  RAM 1500 pickup;

•                  BMW X3;

•                  Chevrolet Blazer;

•                  BMW X7; and

•                  dual-clutch transmissions on various Daimler vehicles.

Adjusted EBIT — Power & Vision

Adjusted EBIT for Power & Vision decreased $241 million to $417 million for the six months ended June 30, 2019 compared to $658 million for the six months ended June 30, 2018 primarily as a result of:

•                  higher engineering and other costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income, excluding the impact of foreign exchange, of $59 million;

•                  a favourable settlement reported during the first quarter of 2018 relating to the acquisition of Getrag;

•                  the divestiture of FP&C during the first quarter of 2019;

•                  an $18 million decrease in reported U.S. dollar Adjusted EBIT, primarily due to the weakening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar;

•                  acquisitions subsequent to the first six months of 2018;

•                  $13 million related to tariffs, primarily on steel and aluminum; and

•                  net customer price concessions.

22     Magna International Inc. Second Quarter Report 2019

These factors were partially offset by a favourable customer commercial settlement in the second quarter of 2019 and lower warranty costs of $11 million.

Equity income, excluding the impact of foreign exchange, was $59 million lower, primarily due to lower sales. These factors were partially offset by a write-down of inventory and receivables relating to one customer during the second quarter of 2018 at a certain facility and lower warranty costs.

Adjusted EBIT as a percentage of sales — Power & Vision

Adjusted EBIT as a percentage of sales for Power & Vision decreased 3.2% to 7.1% for the six months ended June 30, 2019 compared to 10.3% for the six months ended June 30, 2018 primarily as a result of:

•                  higher engineering and other costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income;

•                  acquisitions subsequent to the first six months of 2018; and

•                  a favourable settlement reported during the first quarter of 2018 relating to the acquisition of Getrag.

These factors were partially offset by the divestiture of FP&C during the first quarter of 2019, a favourable customer commercial settlement in the second quarter of 2019 and lower warranty costs.

SEATING SYSTEMS

	For the six months
	ended June 30,
	2019	2018	Change

Sales	$2,885	$2,894	$(9)		—
Adjusted EBIT	$177	$247	$(70)	-	28%
Adjusted EBIT as a percentage of sales	6.1%	8.5%		-	2.4%

Sales — Seating Systems

Sales for Seating Systems decreased $9 million to $2.88 billion for the six months ended June 30, 2019 compared to $2.89 billion for the six months ended June 30, 2018, primarily as a result of:

•                  lower global light vehicle production;

•                  a $116 million decrease in reported U.S. dollar sales, primarily as a result of the weakening of the Turkish lira, euro and Canadian dollar, each against the U.S. dollar;

•                  the end of production of certain programs, including the Chevrolet Cruze; and

•                  net customer price concessions subsequent to the six months ended June 30, 2018.

These factors were partially offset by the launch of new programs during or subsequent to the six months ended June 30, 2018, including the;

•                  BMW X5;

•                  BMW X7;

•                  Skoda Kodiaq; and

•                  Geely Bin Yue; and

•                  an acquisition subsequent to the six months ended June 30, 2018 which increased sales by $30 million.

Magna International Inc. Second Quarter Report 2019    23

Adjusted EBIT — Seating Systems

Adjusted EBIT for Seating Systems decreased $70 million to $177 million for the six months ended June 30, 2019 compared to $247 million for the six months ended June 30, 2018 primarily as a result of:

•                  reduced earnings due to lower sales;

•                  higher commodity costs;

•                  lower equity income, excluding the impact of foreign exchange, of $10 million;

•                  launch costs and operational inefficiencies at a new facility;

•                  higher labour and benefits;

•                  foreign exchange losses in the first six months of 2019 compared to foreign exchange gains in the first six months of 2018; and

•                  a $7 million decrease in reported U.S. dollar Adjusted EBIT, primarily due to the weakening of the Canadian dollar and Turkish lira, each against the U.S. dollar.

These factors were partially offset by a gain on the sale of assets in the first quarter of 2019, lower pre-operating costs incurred at new facilities, and acquisitions subsequent to the first six months of 2018.

Adjusted EBIT as a percentage of sales — Seating Systems

Adjusted EBIT as a percentage of sales for Seating Systems decreased 2.4% to 6.1% for the six months ended June 30, 2019 compared to 8.5% for the six months ended June 30, 2018 primarily as a result of:

•                  launch costs and operational inefficiencies at a new facility;

•                  higher commodity costs;

•                  lower equity income;

•                  higher labour and benefits;

•                  reduced earnings due to lower sales; and

•                  foreign exchange losses in the first six months of 2019 compared to foreign exchange gains in the first six months of 2018.

These factors were partially offset by a gain on the sale of assets in the first quarter of 2019.

24     Magna International Inc. Second Quarter Report 2019

COMPLETE VEHICLES

	For the six months
	ended June 30,
	2019	2018	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	88.9	74.4	14.5	+	19%
Sales	$3,730	$2,940	$790	+	27%
Adjusted EBIT	$71	$20	$51	+	255%
Adjusted EBIT as a percentage of sales	1.9%	0.7%		+	1.2%

(i)   Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales — Complete Vehicles

Sales increased 27% or $790 million to $3.73 billion for the six months ended June 30, 2019 compared to $2.94 billion for the six months ended June 30, 2018, and assembly volumes increased 19% or 15 thousand units.

The increase in Complete Vehicle sales is primarily due to:

•                  the impact of higher assembly volumes due to the extended launch of the Jaguar I-Pace program which started production during the first quarter of 2018; and

•                  the launch of:

•                  the new Mercedes-Benz G-Class program during the second quarter of 2018;

•                  the BMW Z4 program during the fourth quarter of 2018; and

•                  the Toyota Supra program during the first quarter of 2019.

These factors were partially offset by:

•                  the impact of lower assembly volumes on the BMW 5-Series and Jaguar E-Pace; and

•                  a $271 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Magna International Inc. Second Quarter Report 2019    25

Adjusted EBIT — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $51 million to $71 million for the six months ended June 30, 2019 compared to $20 million for the six months ended June 30, 2018 primarily as a result of:

•                  earnings on higher sales;

•                  lower launch and other costs; and

•                  favourable supplier related commercial settlements during the first six months of 2019.

These factors were partially offset by higher depreciation and amortization relating to programs that launched subsequent to the first six months of 2018 and a $5 million decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro against the U.S. dollar.

Adjusted EBIT as a percentage of sales — Complete Vehicles

Adjusted EBIT as a percentage of sales for Complete Vehicles increased 1.2% to 1.9% for the six months ended June 30, 2019 compared to 0.7% for the six months ended June 30, 2018 primarily as a result of:

•                  earnings on higher sales;

•                  lower launch and other costs; and

•                  favourable supplier related commercial settlements during the first six months of 2019

These factors were partially offset by higher depreciation and amortization relating to programs that launched subsequent to the first six months of 2018.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other increased $6 million to $28 million for the six months ended June 30, 2019 compared to the $22 million for the six months ended June 30, 2018 primarily as a result of a gain on the sale of assets in the first quarter of 2019 and a $7 million favourable impact of foreign exchange gains in the first six months of 2019 compared to foreign exchange losses in the first six months of 2018 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency partially offset by spending associated with corporate research & development.

26     Magna International Inc. Second Quarter Report 2019

NON-GAAP PERFORMANCE MEASURES - FOR THE SIX MONTHS ENDED JUNE 30, 2019

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

Six months ended June 30, 2018	$21,072	$1,678		8.0%
Increase (Decrease) related to:
Body Exteriors & Structures	(619)	(27)	+	0.1%
Power & Vision	(496)	(241)	-	1.0%
Seating Systems	(9)	(70)	-	0.3%
Complete Vehicles	790	51	-	0.1%
Corporate and Other	(21)	6		—
Six months ended June 30, 2019	$20,717	$1,397		6.7%

Adjusted EBIT as a percentage of sales decreased 1.3% to 6.7% for the six months ended June 30, 2019 compared to 8.0% for the six months ended June 30, 2018 primarily due to:

•                  higher engineering and other costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;

•                  lower equity income;

•                  an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have a lower margin than our consolidated average;

•                  an increase in depreciation and amortization primarily related to the launch of new programs;

•                  launch costs and operational inefficiencies at a new Seating facility;

•                  acquisitions subsequent to the six months ended June 30, 2018; and

•                  lower scrap steel recoveries and higher net commodity costs.

These factors were partially offset by lower launch costs, productivity and efficiency improvements at certain Body Exteriors & Structures facilities, and the divestiture of FP&C during the first quarter of 2019.

Magna International Inc. Second Quarter Report 2019    27

RETURN ON INVESTED CAPITAL

Return on Invested Capital increased 2.0% to 18.6% for the six months ended June 30, 2019 compared to 16.6% for the six months ended June 30, 2018. The change in other expense (income), net, after tax favourably impacted Return on Invested Capital by 5.7%. Adjusted Return on Invested Capital decreased 3.7% to 12.5% for the six months ended June 30, 2019 compared to 16.2% for the six months ended June 30, 2018, as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital.

Average Invested Capital increased $954 million to $17.05 billion for the six months ended June 30, 2019 compared to $16.09 billion for the six months ended June 30, 2018, primarily due to:

•                  the recognition of operating lease right-of-use assets during the first quarter of 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases;

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the six months ended June 30, 2019;

•                  an increase in investments, including our investment in Lyft during the second quarter of 2018; and

•                  an increase in working capital.

These factors were partially offset by:

•                  the sale of our FP&C business during the first quarter of 2019, including the associated assets and liabilities formerly classified as held for sale; and

•                  the net weakening of foreign currencies against the U.S. dollar.

RETURN ON EQUITY

Return on Equity increased 5.1% to 26.7% for the six months ended June 30, 2019 compared to 21.6% for the six months ended June 30, 2018 due to higher net income attributable to Magna and lower Average Shareholders’ Equity. Other expense (income), net, after tax favourably impacted Return on Equity by 8.4%.

28     Magna International Inc. Second Quarter Report 2019

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2019	2018	2019	2018

Net Income	$450	$636	$1,551	$1,305
Add:
Interest Expense, net	14	23	45	44
Other Expense (Income), net	68	(39)	(611)	(36)
Income Taxes	145	183	412	365
Adjusted EBIT	$677	$803	$1,397	$1,678

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2019	2018	2019	2018

Sales	$10,126	$10,280	$20,717	$21,072
Adjusted EBIT	$677	$803	$1,397	$1,678
Adjusted EBIT as a percentage of sales	6.7%	7.8%	6.7%	8.0%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share has been discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2019	2018	2019	2018

Net income attributable to Magna International Inc.	$452	$626	$1,558	$1,286
Add:
Other Expense (Income), net	68	(39)	(611)	(36)
Tax effect on Other Expense (Income), net	(11)	3	93	3
Adjusted net income attributable to Magna International Inc.	509	590	1,040	1,253
Diluted weighted average number of Common Shares outstanding during the period (millions)	319.5	354.1	322.9	357.0
Adjusted diluted earnings per share	$1.59	$1.67	$3.23	$3.51

Magna International Inc. Second Quarter Report 2019    29

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital and Adjusted Return on Invested Capital are discussed in the “Non-GAAP Performance Measures” section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits and Adjusted After-tax operating profits are calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2019	2018	2019	2018

Net Income	$450	$636	$1,551	$1,305
Add:
Interest Expense, net	14	23	45	44
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(3)	(5)	(9)	(10)
After-tax operating profits	461	654	1,587	1,339
Other Expense (Income), net	68	(39)	(611)	(36)
Tax effect on Other Expense (Income), net	(11)	3	93	3
Adjusted After-tax operating profits	$518	$618	$1,069	$1,306

Invested Capital is calculated in the table below:

	As at June 30,
	2019	2018

Total Assets	$27,630	$26,368
Excluding:
Cash and cash equivalents	(563)	(626)
Deferred tax assets	(284)	(255)
Less Current Liabilities	(9,573)	(10,291)
Excluding:
Short-term borrowings	199	1,123
Long-term debt due within one year	112	120
Current portion of operating lease liabilities	214	—
Invested Capital	$17,735	$16,439

Return on Invested Capital is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2019	2018	2019	2018

After-tax operating profits	$461	$654	$1,587	$1,339
Average Invested Capital	$17,590	$16,322	$17,045	$16,091
Return on Invested Capital	10.5%	16.0%	18.6%	16.6%

Adjusted Return on Invested Capital is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2019	2018	2019	2018

Adjusted After-tax operating profits	$518	$618	$1,069	$1,306
Average Invested Capital	$17,590	$16,322	$17,045	$16,091
Adjusted Return on Invested Capital	11.8%	15.1%	12.5%	16.2%

30     Magna International Inc. Second Quarter Report 2019

RETURN ON EQUITY

Return on Equity is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2019	2018	2019	2018

Net income attributable to Magna International Inc.	$452	$626	$1,558	$1,286
Average Shareholders’ Equity	$11,950	$11,970	$11,686	$11,884
Return on Equity	15.1%	20.9%	26.7%	21.6%

CHANGES IN ACCOUNTING POLICIES

Refer to Note 1 - Significant Accounting Policies included in our unaudited interim consolidated financial statements for the three and six months ended June 30, 2019 included in this Quarterly Report for the impact of recently adopted accounting pronouncements.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 23 of our audited consolidated financial statements for the year ended December 31, 2018 and note 17 of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2019, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2018.

CONTROLS AND PROCEDURES

During the first quarter of 2019, we implemented a new lease accounting system and process in response to the adoption of Accounting Standards Codification 842 — Leases, effective January 1, 2019.  The operating effectiveness of these changes to our internal control over financial reporting will be evaluated as part of our 2019 annual assessment.

Other than as described above, there have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Second Quarter Report 2019    31

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  regional production volume declines;

•                  intense competition;

•                  potential restrictions on free trade;

•                  trade disputes/tariffs;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  shifts in market shares among vehicles or vehicle segments;

•                  shifts in consumer “take rates” for products we sell;

•                  quarterly sales fluctuations;

•                  potential loss of any material purchase orders;

•                  a deterioration in the financial condition of our supply base;

Manufacturing Operational Risks

•                  product and new facility launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  supply disruptions;

•                  climate change risks;

•                  attraction/retention of skilled labour;

IT Security Risk

• IT/Cybersecurity breach;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions;

•                  commodity costs;

•                  declines in scrap steel prices;

Warranty / Recall Risks

•                  costs to repair or replace defective products;

•                  warranty costs that exceed warranty provision;

•                  costs related to a significant recall;

Acquisition Risks

•                  inherent merger and acquisition risks;

•                  acquisition integration risk;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop and commercialize innovative products or processes;

•                  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax risks;

•                  reduced financial flexibility as a result of an economic shock;

•                  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•                  antitrust risk;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

32    Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018

Sales		$10,126	$10,280	$20,717	$21,072

Costs and expenses
Cost of goods sold		8,710	8,795	17,874	18,088
Depreciation and amortization		334	320	655	635
Selling, general and administrative		453	434	874	830
Interest expense, net		14	23	45	44
Equity income		(48)	(72)	(83)	(159)
Other expense (income), net	4	68	(39)	(611)	(36)
Income from operations before income taxes		595	819	1,963	1,670
Income taxes		145	183	412	365
Net income		450	636	1,551	1,305
Loss (Income) attributable to non-controlling interests		2	(10)	7	(19)
Net income attributable to Magna International Inc.		$452	$626	$1,558	$1,286

Earnings per Common Share:	5
Basic		$1.42	$1.78	$4.84	$3.63
Diluted		$1.42	$1.77	$4.83	$3.60

Cash dividends paid per Common Share		$0.365	$0.33	$0.730	$0.66

Weighted average number of Common Shares outstanding during the period [in millions]:	5
Basic		318.4	351.4	321.7	354.6
Diluted		319.5	354.1	322.9	357.0

See accompanying notes

Magna International Inc. Second Quarter Report 2019    33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018

Net income		$450	$636	$1,551	$1,305

Other comprehensive income (loss), net of tax:	15
Net unrealized gain (loss) on translation of net investment in foreign operations		19	(417)	46	(283)
Net unrealized gain (loss) on cash flow hedges		49	(53)	86	(74)
Reclassification of net loss (gain) on cash flow hedges to net income		2	(1)	20	(2)
Reclassification of net loss on pensions to net income		2	—	3	2
Other comprehensive income (loss)		72	(471)	155	(357)

Comprehensive income		522	165	1,706	948
Comprehensive loss (income) attributable to non-controlling interests		13	14	6	(12)
Comprehensive income attributable to Magna International Inc.		$535	$179	$1,712	$936

See accompanying notes

34    Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2019	2018

ASSETS
Current assets
Cash and cash equivalents	6	$563	$684
Accounts receivable	2	7,204	6,548
Inventories	8	3,521	3,403
Prepaid expenses and other	6, 12	244	193
Income taxes receivable		34	57
Assets held for sale	3	—	949
		11,566	11,834

Investments	9	2,334	2,189
Fixed assets, net		8,109	8,095
Operating lease right-of-use assets	10	1,744	—
Intangible assets, net		573	560
Goodwill		1,996	1,979
Deferred tax assets		284	300
Other assets	11	1,024	988
		$27,630	$25,945

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	12	$199	$1,098
Accounts payable		6,272	6,094
Accrued salaries and wages		757	769
Other accrued liabilities	13	2,019	1,734
Long-term debt due within one year		112	201
Current portion of operating lease liabilities	10	214	—
Liabilities held for sale	3	—	408
		9,573	10,304

Long-term debt		3,071	3,084
Operating lease liabilities	10	1,544	—
Long-term employee benefit liabilities		606	597
Other long-term liabilities		404	400
Deferred tax liabilities		480	401
		15,678	14,786

Shareholders’ equity
Capital stock
Common Shares
[issued: 313,817,711; December 31, 2018 — 327,339,095]	14	3,266	3,380
Contributed surplus		136	120
Retained earnings		9,106	8,376
Accumulated other comprehensive loss	15	(997)	(1,175)
		11,511	10,701

Non-controlling interests		441	458
		11,952	11,159
		$27,630	$25,945

See accompanying notes

Magna International Inc. Second Quarter Report 2019    35

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$450	$636	$1,551	$1,305
Items not involving current cash flows	6	470	303	257	666
		920	939	1,808	1,971
Changes in operating assets and liabilities	1, 6	—	(472)	(294)	(927)
Cash provided from operating activities		920	467	1,514	1,044

INVESTMENT ACTIVITIES
Fixed asset additions		(328)	(379)	(579)	(622)
Investment in Lyft, Inc.		—	(200)	—	(200)
Increase in investments, other assets and intangible assets		(107)	(103)	(189)	(217)
Proceeds from disposition		26	48	112	77
Acquisitions	7	(152)	4	(152)	4
Proceeds on sale of business	3	—	—	1,129	—
Cash (used for) provided from investing activities		(561)	(630)	321	(958)

FINANCING ACTIVITIES
Issues of debt		10	15	15	30
(Decrease) Increase in short-term borrowings		(154)	893	(928)	894
Repayments of debt		(43)	(22)	(129)	(35)
Issue of Common Shares on exercise of stock options		6	41	14	46
Shares repurchased for tax withholdings on vesting of equity awards		(2)	(2)	(5)	(2)
Repurchase of Common Shares	14	(409)	(729)	(693)	(832)
Contributions to subsidiaries by non-controlling interests		—	4	2	4
Dividends paid to non-controlling interests		(13)	(30)	(13)	(30)
Dividends paid		(110)	(115)	(229)	(233)
Cash (used for) provided from financing activities		(715)	55	(1,966)	(158)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(4)	(31)	10	(21)

Net decrease in cash, cash equivalents and Restricted cash equivalents during the period		(360)	(139)	(121)	(93)
Cash, cash equivalents and restricted cash equivalents, beginning of period		1,041	885	802	839
Cash, cash equivalents and restricted cash equivalents, end of period	6	$681	$746	$681	$746

See accompanying notes

36    Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Six months ended June 30, 2019
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2018		327.3	$3,380	$120	$8,376	$(1,175)	$458	$11,159
Adoption of ASU No. 2016-02	1				(25)			(25)
Balance, December 31, 2018, as adjusted		327.3	$3,380	$120	$8,351	$(1,175)	$458	$11,134
Net income					1,558		(7)	1,551
Other comprehensive loss						154	1	155
Contributions by non-controlling interests							2	2
Sale of business	3					8		8
Shares issued on exercise of stock options		0.4	17	(3)				14
Release of stock and stock units		0.2	9	(9)				—
Shares repurchased for tax withholdings on vesting of equity rewards		(0.1)	(1)		(4)			(5)
Repurchase and cancellation under normal course issuer bid	14	(14.2)	(147)		(562)	16		(693)
Stock-based compensation expense				28				28
Dividends paid to non-controlling Interests							(13)	(13)
Dividends paid		0.2	8		(237)			(229)
Balance, June 30, 2019		313.8	$3,266	$136	$9,106	$(997)	$441	$11,952

		Three months ended June 30, 2019
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, March 31, 2019		322.1	$3,340	$129	$9,101	$(1,090)	$467	$11,947
Net income					452		(2)	450
Other comprehensive loss						83	(11)	72
Shares issued on exercise of stock options		0.2	7	(1)				6
Release of stock and stock units		0.1	3	(3)				—
Shares repurchased for tax withholdings on vesting of equity rewards			(1)		(1)			(2)
Repurchase and cancellation under normal course issuer bid	14	(8.6)	(88)		(331)	10		(409)
Stock-based compensation expense				11				11
Dividends paid to non-controlling Interests							(13)	(13)
Dividends paid			5		(115)			(110)
Balance, June 30, 2019		313.8	$3,266	$136	$9,106	$(997)	$441	$11,952

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Second Quarter Report 2019    37

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Six months ended June 30, 2018
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (ii)	Interest	Equity
		[in millions]

Balance, December 31, 2017		358.1	$3,617	$119	$8,074	$(600)	$502	$11,712
Adoption of ASU No. 2016-16					3			3
Balance, December 31, 2017, as adjusted		358.1	$3,617	$119	$8,077	$(600)	$502	$11,715
Net income					1,286		19	1,305
Other comprehensive loss						(350)	(7)	(357)
Contributions by non-controlling interests							4	4
Shares issued on exercise of stock options		1.2	55	(9)				46
Release of stock and stock units			9	(9)				—
Shares repurchased for tax withholdings on vesting of equity rewards					(2)			(2)
Repurchase and cancellation under normal course issuer bid	14	(13.5)	(138)		(706)	12		(832)
Stock-based compensation expense				22				22
Acquisition							10	10
Dividends paid to non-controlling Interests							(30)	(30)
Dividends paid		0.1	4		(237)			(233)
Balance, June 30, 2018		345.9	$3,547	$123	$8,418	$(938)	$498	$11,648

		Three months ended June 30, 2018
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (ii)	Interest	Equity
		[in millions]

Balance, March 31, 2018		356.4	$3,609	$126	$8,531	$(501)	$528	$12,293
Net income					626		10	636
Other comprehensive loss						(447)	(24)	(471)
Contributions by non-controlling interests							4	4
Shares issued on exercise of stock options		1.1	49	(8)				41
Release of stock and stock units			6	(6)				—
Shares repurchased for tax withholdings on vesting of equity rewards					(2)			(2)
Repurchase and cancellation under normal course issuer bid	14	(11.6)	(119)		(620)	10		(729)
Stock-based compensation expense				11				11
Acquisition							10	10
Dividends paid to non-controlling Interests							(30)	(30)
Dividends paid			2		(117)			(115)
Balance, June 30, 2018		345.9	$3,547	$123	$8,418	$(938)	$498	$11,648

(ii)        AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

38    Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2018 audited consolidated financial statements and notes thereto included in the Company’s 2018 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2019 and the results of operations, changes in equity and cash flows for the three and six-month periods ended June 30, 2019 and 2018.

[b]         Recently adopted Accounting Standards

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The Company adopted the standard on January 1, 2019 using a modified retrospective transition approach, without restatement of the comparative period’s financial information, as permitted by the transition guidance. The adoption of the new standard resulted in a cumulative-effect adjustment to retained earnings of $25 million. The Company elected certain practical expedients including not to reassess whether any expired or existing contract is or contains a lease, the lease classification of any expired or existing lease, and not to reassess any initial direct costs for any existing leases.  In addition, the Company elected to use the hindsight, practical expedient.

The most significant impact on the Consolidated Financial Statements was the recognition of Right-of-use [“ROU”] assets and lease liabilities for operating leases, while the accounting for finance leases remained substantially unchanged. On January 1, 2019, the Company recognized operating lease liabilities of $1.8 billion and right-of-use assets of $1.8 billion based on the present value of the remaining lease payments over the lease term. The adoption of the new standard did not have a material impact on the Company’s results of operations or cash flows.

[c]          Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              REVENUE RECOGNITION

[a]         Disaggregation of Revenue

Total tooling and other sales were $194.0 million [2018 — $224.0 million] and $343.1 million [2018 — $401.6 million] for the three and six months ended June 30, 2019 and 2018, respectively.

For revenues disaggregated by product group, refer to Segmented Information [note 18].

[b]         Contract Assets and Liabilities

The Company’s unbilled accounts receivable balance was $345 million as at June 30, 2019, and $293 million as at December 31, 2018.  Accounts receivable related to production, tooling and engineering sales were $5.5 billion as of June 30, 2019 and $4.3 billion as at December 31, 2018.

Customer advances are recorded as deferred revenue [a contract liability]. The Company’s contract liability balance was $194 million as at June 30, 2019 and $176 million as at December 31, 2018. The amount of revenue recognized for the six-month period ended June 30, 2019 that was included in the deferred revenue balance at the beginning of the period was $48 million.

Magna International Inc. Second Quarter Report 2019    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              SALE OF BUSINESS

On March 29, 2019, the Company completed the sale of its global Fluid Pressure & Controls [“FP&C”] business to Hanon Systems for total consideration of $1.23 billion.  The business was included in the Company’s Power & Vision segment and did not meet the criteria to be classified as a discontinued operation.

The following table summarizes the carrying value of the major classes of assets and liabilities of the FP&C business which were reflected as held for sale in the consolidated balance sheets at December 31, 2018:

December 31,
2018
Accounts receivable	$258
Inventories	140
Prepaid expenses and other	4
Investments	4
Fixed assets, net	320
Goodwill	157
Deferred tax assets	17
Other assets	11
Intangibles	38
Assets held for sale	$949

Accounts payable	$226
Accrued salaries and wages	30
Other accrued liabilities	76
Income taxes payable	6
Long-term employee benefit liabilities	62
Other long-term liabilities	3
Deferred tax liabilities	5
Liabilities held for sale	$408

The Company recognized a gain on the sale within other expense (income), net as follows:

Six months ended
June 30,
2019
Proceeds on disposal, net of transaction costs	$1,177
Net assets disposed	655
522
Income taxes	77
Gain on divestiture, net of tax	$445

During the second quarter of 2019, an increase in the gain on sale of $6 million [$7 million after tax affect] was recorded, as a result of finalizing the proceeds relating to working capital.

40    Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              OTHER EXPENSE (INCOME), NET

		Six months ended
		June 30,
		2019	2018

Second Quarter
Gain on the sale of Business	[a]	$(6)	$—
Unrealized losses (gains) on investment revaluations	[b]	67	(56)
Restructuring	[c]	7	17
		68	(39)

First Quarter
Gain on the sale of Business	[a]	$(516)	$—
Unrealized gains on investment revaluations	[b]	(177)	—
Restructuring	[c]	14	3

		$(611)	$(36)

[a]         Gain on the sale of Business [note 3]

During the first quarter of 2019, the Company recorded a gain on the sale of the FP&C business of $516 million [$438 million after tax], for its Power & Vision operations. An increase in the gain on sale of $6 million [$7 million after tax affect], was recorded in the second quarter of 2019, as a result of finalizing the proceeds relating to working capital.

[b]         Unrealized losses (gains) on investment revaluations

During the first and second quarters of 2019, the Company recorded unrealized gains of $177 million and net unrealized losses of $67 million [$151 million after tax and $57 million after tax], respectively, substantially related to its investment in Lyft, Inc.

During the second quarter of 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments, substantially related to its investment in Lyft, Inc.

[c]          Restructuring

During the first and second quarters of 2019, the Company recorded net restructuring charges of $14 million and $7 million [$14 million and $7 million after tax], respectively, for its Body Exteriors & Structures operations.

During the first and second quarters of 2018, the Company recorded net restructuring charges of $3 million and $17 million [$3 million and $17 million after tax], respectively, for its Power & Vision and Body Exteriors & Structures operations.

Magna International Inc. Second Quarter Report 2019    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$452	$626	$1,558	$1,286

Weighted average number of Common Shares outstanding	318.4	351.4	321.7	354.6

Basic earnings per Common Share	$1.42	$1.78	$4.84	$3.63

Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$452	$626	$1,558	$1,286

Weighted average number of Common Shares outstanding Adjustments	318.4	351.4	321.7	354.6
Stock options and restricted stock	1.1	2.7	1.2	2.4

	319.5	354.1	322.9	357.0

Diluted earnings per Common Share	$1.42	$1.77	$4.83	$3.60

[a]         For the three and six months ended June 30, 2019, diluted earnings per Common Share excluded 4.5 million and 4.0 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.  The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

42    Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents:

	June 30,	December 31,
	2019	2018

Bank term deposits and bankers’ acceptances	$286	$314
Cash	277	370
Cash and cash equivalents	563	684
Restricted cash equivalents included in prepaid expenses [note 12]	118	118
	$681	$802

[b]         Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Depreciation and amortization	$334	$320	$655	$635
Amortization of other assets included in cost of goods sold	54	38	113	74
Other non-cash charges	5	(7)	34	3
Deferred income taxes	6	43	66	31
Equity income in excess of dividends received	10	(35)	21	(21)
Gain on sale of business [note 3]	(6)	—	(522)	—
Non-cash portion of Other expense (income), net [note 4]	67	(56)	(110)	(56)
	$470	$303	$257	$666

[c]          Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
Accounts receivable	$329	$171	$(617)	$(1,157)
Inventories	11	(152)	(96)	(151)
Prepaid expenses and other	28	2	(4)	(13)
Accounts payable	(296)	(222)	104	182
Accrued salaries and wages	(114)	(138)	(27)	(25)
Other accrued liabilities	14	(51)	285	256
Income taxes payable	28	(82)	61	(19)
	$—	$(472)	$(294)	$(927)

Magna International Inc. Second Quarter Report 2019    43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              ACQUISITION

On April 29, 2019, the Company completed the acquisition of 100% of the equity interest in VIZA GECA, S.L. [“VIZA”], a Spain-based supplier of seat structures and related systems. The purchase price was approximately $105 million [net of $10 million cash acquired], and is subject to working capital and other customary purchase price adjustments.

The acquisition of VIZA was accounted for as a business combination.  The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed at their estimated fair values:

Preliminary amounts recognized

Cash	$10
Non-cash working capital	19
Fixed assets	47
Goodwill	21
Other assets	8
Intangibles	22
Deferred tax assets	3
Long-term debt	(8)
Other long-term liabilities	(1)
Deferred tax liabilities	(6)
Consideration paid	115
Less: Cash acquired	(10)
Net cash outflow	$105

The preliminary purchase price allocations are subject to change and may be subsequently adjusted to reflect final valuation results and other adjustments.

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition. All of the goodwill recognized was assigned to the Company’s Seating segment.

Intangible assets consist primarily of amounts recognized for the fair value of customer contracts. These amortizable intangible assets are being amortized on a straight-line basis over an twelve year estimated useful life.

8.              INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2019	2018

Raw materials and supplies	$1,271	$1,282
Work-in-process	351	331
Finished goods	446	408
Tooling and engineering	1,453	1,382
	$3,521	$3,403

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

44    Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              INVESTMENTS

		June 30,	December 31,
		2019	2018

Equity method investments	[a]	$1,878	$1,862
Publicly traded investments	[b]	359	—
Private equity investments		93	323
Other		4	4
		$2,334	$2,189

[a]         The Company has two investees that are variable interest entities [“VIEs”]. The Company has determined that it is the primary beneficiary and has the power to direct the activities that are considered most significant to these entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Interim Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, which was $86 million at June 30, 2019, and $101 million at December 31, 2018.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

	June 30,	December 31,
	2019	2018

Current assets	$155	$207
Noncurrent assets	116	118
Total assets	$271	$325

Current liabilities	$180	$218
Noncurrent liabilities	5	6
Total liabilities	$185	$224

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

[b]         The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Magna International Inc. Second Quarter Report 2019    45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles. The Company’s leases have terms which range from 1 year to 33 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease for up to 12 years or to terminate the lease within 1 year.  When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.  Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet.  The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use [“ROU”] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.   As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used based on information available at the lease commencement date to determine the present value of future lease payments. A majority of the Company’s leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index [“CPI”] rates or other similar indices.  Variable payments that are based on an index or a rate are included in the recognition of the Company’s right-of-use assets and lease liabilities using the index or rate at lease commencement.  Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company’s lease agreements generally exclude non-lease components.  As a result, non-lease components are accounted for separately for all classes of assets and expensed as incurred. In addition, the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating leases are included in operating lease right-of-use assets, current portion of operating lease liabilities and operating lease liabilities, and finance leases are included in fixed assets, net, long-term debt due within one year, and long-term debt on the Company’s consolidated balance sheet. The Company’s finance leases were not material for any of the periods presented.

Costs associated with the Company’s operating lease expense were as follows:

	Three months ended	Six months ended
	June 30, 2019	June 30, 2019

Operating lease expense	$78	$153
Short-term lease expense	6	12
Variable lease expense	6	15
Total lease expense	$90	$180

Supplemental information related to the Company’s operating leases was as follows:

	Three months ended	Six months ended
	June 30, 2019	June 30, 2019

Operating cash flows — cash paid relating to operating leases	$84	$169
Right-of-use assets obtained in exchange for new operating lease liabilities	$4	$21
Weighted-average remaining lease term — operating leases, in years		11 years
Weighted-average discount rate — operating leases		4.9%

46     Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       LEASES (CONTINUED)

At June 30, 2019, the Company had commitments under operating leases requiring annual payments as follows:

Total

2019	$151
2020	278
2021	250
2022	222
2023	196
2024 and thereafter	1,133
2,330
Less: amount representing interest	572
Total lease liabilities	$1,758
Current operating lease liabilities	$214
Non-current operating lease liabilities	1,544
Total lease liabilities	$1,758

As of June 30, 2019, the Company has additional operating leases, primarily for manufacturing facilities, that have not yet commenced of $23 million. These operating leases will commence during 2019 and have lease terms of 4 to 7 years.

The Company’s future minimum lease commitments, as of December 31, 2018, under Accounting Standard Codification Topic 840, the predecessor to Topic 842, were as follows:

Total

2019	$310
2020	283
2021	254
2022	230
2023	199
Thereafter	714
$1,990

For the year ended December 31, 2018, operating lease expense was $330 million reflected in Cost of good sold and $31 million in Selling, general and administrative expenses, respectively, in the consolidated statement of income.

11.       OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2019	2018

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$727	$741
Long-term receivables	212	198
Pension overfunded status	18	18
Unrealized gain on cash flow hedges	37	9
Other, net	30	22
	$1,024	$988

Magna International Inc. Second Quarter Report 2019    47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	June 30,	December 31,
	2019	2018

Bank indebtedness [i]	$54	$35
Commercial paper [ii]	145	1,063
	$199	$1,098

[i]             The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at June 30, 2019, the gross amount outstanding under the credit facility was $111 million [€98 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at June 30, 2019, this liability balance was offset against the related restricted cash equivalent deposit of $118 million.  The remaining net deposit of $7 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan [note 6]. As at December 31, 2018 the gross amount outstanding under the credit facility was $112 million [€98 million], and the net deposit included in the prepaid expenses and other balance was $6 million.

On May 24, 2019, the Company amended its $300 million, 364 day syndicated revolving credit facility, including an extension of the maturity date to June 22, 2020. The facility can be drawn in U.S. dollars or Canadian dollars. As of June 30, 2019, the Company has not borrowed any funds under this credit facility.

[ii]          The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is supported by the Company’s existing global credit facility. As at June 30, 2019, $100 million [2018 — $903 million] of U.S notes were outstanding, with a weighted-average interest rate of 2.56% [2018 — 3.00%], and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. As at June 30, 2019, $45 million or €40 million [2018 - $160 million or €140 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.25% [2018 — negative 0.24%], and maturities less than three months.

13.       WARRANTY

The following is a continuity of the Company’s warranty accruals, included in Other accrued liabilities:

	2019	2018

Balance, beginning of period	$208	$255
Expense, net	21	32
Settlements	(24)	(17)
Foreign exchange and other	4	2
Balance, March 31	209	272
Expense, net	25	21
Settlements	(14)	(26)
Foreign exchange and other	3	(7)
Balance, June 30	$223	$260

48     Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CAPITAL STOCK

[a]         During the second and first quarters of 2019, the Company repurchased 8,535,533 and 5,661,112 shares under a normal course issuer bid for cash consideration of $409 million and $284 million, respectively.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 7, 2019 were exercised or converted:

Common Shares	312,101,419
Stock options (i)	9,195,609
321,297,028

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

15.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2019	2018

Accumulated net unrealized loss on translation of net investment in foreign Operations (i)
Balance, beginning of period	$(917)	$(456)
Net unrealized gain	15	117
Repurchase of shares under normal course issuer bid	6	2
Balance, March 31	(896)	(337)
Net unrealized gain (loss)	30	(393)
Repurchase of shares under normal course issuer bid	10	10
Balance, June 30	(856)	(720)

Accumulated net unrealized gain (loss) on cash flow hedges (ii)
Balance, beginning of period	(68)	39
Net unrealized gain (loss)	37	(21)
Reclassification of net loss (gain) to net income	18	(1)
Balance, March 31	(13)	17
Net unrealized gain (loss)	49	(53)
Reclassification of net loss (gain) to net income	2	(1)
Balance, June 30	38	(37)

Accumulated net unrealized loss on pensions (iii)
Balance, beginning of period	(190)	(183)
Reclassification of net loss to net income	1	2
Sale of business	8	—
Balance, March 31	(181)	(181)
Reclassification of net loss to net income	2	—
Balance, June 30	(179)	(181)

Total accumulated other comprehensive loss	$(997)	$(938)

Magna International Inc. Second Quarter Report 2019    49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on translation of net investment in foreign operations is as follows:

	2019	2018

Balance, beginning of period	$—	$7
Net unrealized loss	—	—
Balance, March 31	—	7
Net unrealized loss	—	—
Balance, June 30	$—	$7

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2019	2018

Balance, beginning of period	$23	$(12)
Net unrealized (gain) loss	(13)	5
Reclassifications of net loss to net income	(6)	—
Balance, March 31	4	(7)
Net unrealized (gain) loss	(18)	19
Reclassifications of net (loss) gain to net income	(1)	1
Balance, June 30	$(15)	$13

(iii)    The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2019	2018

Balance, beginning of period	$21	$17
Net unrealized loss	—	—
Balance, March 31	21	17
Net unrealized loss	—	—
Balance, June 30	$21	$17

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $38 million.

50     Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2019	2018

Financial assets
Cash and cash equivalents	$563	$684
Restricted cash equivalents	118	118
Accounts receivable	7,204	6,548
Publicly traded and private equity investments	452	323
Severance investments	1	3
Long-term receivables included in other assets	212	198
Financial assets held for sale [note 3]
Accounts receivable held for sale	—	258
Severance investments held for sale	—	1
	$8,550	$8,133

Financial liabilities
Bank indebtedness	$54	$35
Commercial paper	145	1,063
Long-term debt (including portion due within one year)	3,183	3,285
Accounts payable	6,272	6,094
Financial liabilities held for sale [note 3]
Accounts payable held for sale	—	226
	$9,654	$10,703

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$67	$25
Other assets	37	9
Other accrued liabilities	(29)	(61)
Other long-term liabilities	(23)	(40)
	$52	$(67)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

June 30, 2019
Assets	$104	$48	$56
Liabilities	$(52)	$(48)	$(4)

December 31, 2018
Assets	$34	$33	$1
Liabilities	$(101)	$(33)	$(68)

Magna International Inc. Second Quarter Report 2019    51

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $112 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At June 30, 2019, the net book value of the Company’s Senior Notes was $3.03 billion and the estimated fair value was $3.20 billion.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the six month period ended June 30, 2019, sales to the Company’s six largest customers represented 77% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

52     Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

[e] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]    Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2019, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	257	(1,495)
euro amount	8	(3)

For U.S. dollars
Peso amount	9,119	(14)
euro amount	129	(337)

For euros
U.S. amount	400	(153)
GBP amount	19	(31)
Czech Koruna amount	7,907	—
Polish Zlotys amount	538	(1)

Forward contracts mature at various dates through 2023. Foreign currency exposures are reviewed quarterly.

[g] Equity price risk

The Company holds certain public equity securities as part of its strategic investment in technology. These public equity securities are subject to price risk.

Magna International Inc. Second Quarter Report 2019    53

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2014, the Conselho Administrativo de Defesa Economica [“CADE”], Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products [“access mechanisms”].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, has commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any.

In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors.  Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.  Magna could also be subject to restitution settlements, civil proceedings and other consequences, including reputational damage.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

[b]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 13]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

54     Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating System and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company’s reportable segments.

The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other expense (income), net.

Certain amounts in the prior period comparatives have been restated to reflect the transfer of assets between the Company’s segments to better reflect utilization of these assets and more accurately measure their operational profitability.

Magna International Inc. Second Quarter Report 2019    55

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION (CONTINUED)

[a]    The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	Three months ended June 30, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$4,243	$4,145	$341	$177	$(1)	$165
Power & Vision	2,808	2,745	201	116	(48)	123
Seating Systems	1,452	1,442	83	15	3	14
Complete Vehicles	1,802	1,793	43	21	—	23
Corporate & Other [i]	(179)	1	9	5	(2)	3
Total Reportable Segments	$10,126	$10,126	$677	$334	$(48)	$328

	Three months ended June 30, 2018
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$4,551	$4,448	$388	$172	$(3)	$153
Power & Vision	3,197	3,142	299	111	(64)	144
Seating Systems	1,424	1,424	117	13	(5)	19
Complete Vehicles	1,280	1,265	1	18	—	58
Corporate & Other [i]	(172)	1	(2)	6	—	5
Total Reportable Segments	$10,280	$10,280	$803	$320	$(72)	$379

	Six months ended June 30, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$8,551	$8,355	$704	$352	$(2)	$276
Power & Vision	5,891	5,780	417	223	(82)	238
Seating Systems	2,885	2,869	177	30	2	23
Complete Vehicles	3,730	3,711	71	40	—	41
Corporate & Other [i]	(340)	2	28	10	(1)	1
Total Reportable Segments	$20,717	$20,717	$1,397	$655	$(83)	$579

	Six months ended June 30, 2018
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$9,170	$9,003	$731	$343	$(6)	$280
Power & Vision	6,387	6,262	658	222	(145)	226
Seating Systems	2,894	2,894	247	28	(8)	28
Complete Vehicles	2,940	2,911	20	31	—	81
Corporate & Other [i]	(319)	2	22	11	—	7
Total Reportable Segments	$21,072	$21,072	$1,678	$635	$(159)	$622

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

56     Magna International Inc. Second Quarter Report 2019

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION (CONTINUED)

[ii]          The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Net income	$450	$636	$1,551	$1,305
Add:
Interest expense, net	14	23	45	44
Other expense (income), net	68	(39)	(611)	(36)
Income taxes	145	183	412	365
Adjusted EBIT	$677	$803	$1,397	$1,678

[b] The following table shows Goodwill for the Company’s reporting segments:

	June 30,	December 31,
	2019	2018

Body Exteriors & Structures	$461	$459
Power & Vision	1,255	1,260
Seating Systems	168	147
Complete Vehicles	112	113
Total Reportable Segments	$1,996	$1,979

[c]    The following table shows Net Assets for the Company’s reporting segments:

	June 30,	December 31,
	2019	2018

Body Exteriors & Structures	$8,257	$7,142
Power & Vision	6,692	6,703
Seating Systems	1,125	815
Complete Vehicles	795	605
Corporate & Other	762	563
Total Reportable Segments	$17,631	$15,828

The following table reconciles Total Assets to Net Assets:

	June 30,	December 31,
	2019	2018

Total Assets	$27,630	$25,945
Deduct assets not included in segment net assets:
Cash and cash equivalents	(563)	(684)
Deferred tax assets	(284)	(300)
Long-term receivables from joint venture partners	(70)	(71)
Income taxes receivable	(34)	(57)
Deduct liabilities included in segment net assets:
Accounts payable	(6,272)	(6,094)
Accrued salaries and wages	(757)	(769)
Other accrued liabilities	(2,019)	(1,734)
Liabilities held for sale	—	(408)
Segment Net Assets	$17,631	$15,828

Magna International Inc. Second Quarter Report 2019    57

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1 (800) 564-6253

United States — Common Shares

Computershare Trust Company N.A.

462 S. 4th Street

Louisville, Kentucky, USA 40202

Telephone:  1 (800) 962-4284

From all other countries

Telephone: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.